Exhibit (h)(vi)(D)

Schedule A

to the Advisory Fee Waiver Agreement

for the Direxion Shares ETF Trust

Direxion Advisors, LLC has contractually agreed to limit its annual advisory fee rate as a percentage of each Fund’s average daily net assets through September 1, 2020 as listed below.

Advisory fee limit applicable to each Fund:

Fund	Rate	Limit	Rate after Limit
PortfolioPlus S&P 500® ETF	0.45%	0.15%	0.30%
PortfolioPlus S&P® Small Cap ETF	0.45%	0.15%	0.30%
PortfolioPlus S&P® Mid Cap ETF	0.45%	0.15%	0.30%
PortfolioPlus Developed Markets ETF	0.45%	0.05%	0.40%
PortfolioPlus Emerging Markets ETF	0.45%	0.05%	0.40%
PortfolioPlus Real Estate ETF	0.45%	0.15%	0.30%
PortfolioPlus Total Bond Market ETF	0.45%	0.15%	0.30%
PortfolioPlus 20+ Year Treasury ETF	0.45%	0.15%	0.30%

Dated: August 22, 2018